UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On December 11, 2018, Pujiang International Group Limited (“Pujiang”), a Cayman Islands company that indirectly owns approximately 65.9% of the issued and outstanding ordinary shares of Ossen Innovation Co. Ltd. (the “Company”) and that is controlled by Liang Tang, the Chairman of the Company, submitted an application to the Hong Kong Stock Exchange (the “Exchange”), seeking approval of a potential listing of Pujiang’s shares on the Exchange following a proposed initial public offering of Pujiang’s shares. Such application is subject to the review of the Exchange. The terms of such offering have not yet been set. Furthermore, the timing of the consummation of such potential offering and listing is unknown, and there is no guarantee that such listing and offering will be consummated at all. This filing shall not be deemed an offering of the securities of Pujiang or the Company.

A copy of Pujiang’s application is available at http://www.hkexnews.hk/APP/SEHKAPPMainIndex.htm. Unless indicated otherwise, all information set forth therein shall be attributable to Pujiang, and not the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.

(Registrant)

Date:   December 12, 2018

By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer